Contact:   Dr. Bjorn Nordenvall
                                         Chairman and CEO
                                         OXiGENE, Inc. Phone: 212-421-0001
                                         OXiGENE Europe AB: Phone: 46-46-168860


For Immediate Release:

                 OXiGENE TO INITIATE CLINICAL TRIAL FOR OXI-104


New York, NY and Lund, Sweden, - August 13, 1996 - OXiGENE, Inc. (Nasdaq OXGN) today announced that it will initiate an accelerated drug development program for Oxi-104, a third generation drug, which the Company's intends to develop as a chemo sensitizer.

Oxi-104 - OXiGENE's new chemical entity. Oxi-104 is a new chemical entity for which the Company filed a composition-of-matter patent application in March 1996. Following a successful small-scale synthesis completed in December 1994, OXiGENE tested the Oxi-104 compound in its laboratories for effects and toxicity. Although classified as a N-substituted benzamide and, therefore, covered by OXiGENE's use patent for all N-substituted benzamides as sensitizers for chemotherapy and radiation, Oxi-104 is not based on metoclopramide like Sensamide(TM) and Neu-Sensamide(TM). Oxi-104 has been designed with a molecular structure that, the Company believes, will reduce side effects while maintaining the sensitizing properties of other N-substituted benzamides

IND Filing and clinical trial expected to start in 10 months. The Company currently anticipates commencing a Phase I clinical test of Oxi-104 after the filing of an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) in the second quarter of 1997. OXiGENE is collaborating with ILEX(TM) Oncology Inc., a drug development company based in San Antonio, Texas, on the development of Oxi-104. ILEX(TM) Oncology will conduct pre-clinical development work through the filing of an IND on a contract basis. This work includes pharmacokinetic studies, toxicology studies in accordance with US current good laboratory practice (GLP) standards, process development, scale-up/ manufacturing for anticipated clinical trial needs under US current good manufacturing practice standards, analytical development, and compilation and submission of an IND. OXiGENE anticipates having a pre-IND meeting with the FDA in approximately six months.

Oxi-104 pre-clinical data. Non-GLP toxicology studies have indicated the safety of Oxi-104 in doses 5 to 10 times higher than the maximum doses needed for obtaining optimal anti-cancer effects. In vivo and in vitro studies have demonstrated that Oxi-104 can sensitize and induce a 1 to 8 fold increase in the effect of established chemotherapeutic agents such as Cisplatin, Gemcitabine, bleomycin, Ara-C and melphalan. In addition, based on preliminary results, OXiGENE believes it may be able to demonstrate that Oxi-104 alone can induce tumor growth-inhibiting and tumor-killing effects. For the Company's two radiation



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sensitizer products, Sensamide(TM) and Neu-Sensamide,(TM) both of which are based on metoclopramide, the limiting doses are determined by their central nervous system (CNS) side effects. By comparison, Oxi-104 has not yet shown any CNS side effects.

OXiGENE is engaged in the design and development of drugs within the Company's core technology, the cellular DNA repair mechanism. Particularly, the Company's research and clinical trials focus on enhancing the clinical efficacy of radiation and chemotherapy in cancer treatment. OXiGENE is also engaged in the development of DNA repair measurement technology and compounds that may stimulate normal cell DNA repair.

This press release contains forward-looking statements that involve risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Factors that may cause such a difference include, but are not limited to, those risks and uncertainties associated with regulatory approval of Oxi-104 and the Company's other proprietary drugs, and other risks discussed in the Company's Annual Report on Form 10-K and in the Company's other filings with the Securities and Exchange Commission during the past 12 months.